Exhibit 99.(a)(1)(vi)

WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
55 WATER STREET
NEW YORK, NEW YORK 10041

DEAR STOCKHOLDER:

The Board of Directors of Western Asset Variable Rate Strategic Fund Inc. (the "Fund") announced a conditional tender offer for shares of the Fund's common stock in February 2009. The conditions precedent, including the Fund's net asset value ("NAV") per share achieving a price trigger of $16.00 per share have been met. Therefore, at a meeting held on April 22, 2010 the Board of Directors approved a tender offer to purchase up to 20% of the Fund's outstanding shares of common stock. The offer is for cash at a price equal to 98% of the Fund's NAV as of the close of regular trading on the New York Stock Exchange ("NYSE") on May 24, 2010, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer").

The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, May 24, 2010, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on May 24, 2010, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Termination Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of April 19, 2010, the Fund's NAV was $16.50 per share and 8,323,434 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson Inc., the Fund's Information Agent, toll free at (866) 856-2826 or, for banks and brokers, at (212) 440-9800.

None of the Fund, its Board of Directors (the "Board"), its investment adviser, Legg Mason Partners Fund Advisor, LLC, or its subadvisers, Western Asset Management Company, Western Asset Management Company Limited and Western Asset Management Company Pte. Ltd., is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson Inc., the Fund's Information Agent, toll free at (866) 856-2826 or, for banks and brokers, at (212) 440-9800.

Sincerely,

R. Jay Gerken
Chairman, President and Chief Executive Officer
WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.

April 26, 2010